EXHIBIT 21.1

Subsidiaries of Edgewater Technology, Inc. as of December 31, 2007. Edgewater Technology, Inc. owns one hundred percent (100%) of the issued and outstanding shares of each of the following subsidiaries.

Subsidiary	State or Country of Origin

Edgewater Technology (Delaware), Inc.	Delaware, USA

Edgewater Technology (Europe) Limited	United Kingdom

Edgewater Technology Securities Corp.	Massachusetts, USA

Edgewater Technology-Ranzal, Inc.	Delaware, USA

Edgewater New York Metro, Inc. (formerly National Decision Systems, Inc.)	New Jersey, USA